MTU Aero Engines

RECEIVED
2009 MAR 25 A 6:-2

082-34917

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Ulrich Passow
Dept. AR

Munich, March 20, 2009

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification of securities transactions by a member of the management board, dated February 11, 2009

2) Press releases

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

09045635

MTU Aero Engines GmbH
P.O. Box 50 06 40
80976 Munich · Germany
Delivery Address:
Dachauer Straße 665
80995 Munich · Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Registered Office:
Munich
Commercial Register:
Munich, HRB No. 154230
VAT REG No.: DE 238391310

Bank Details:
Commerzbank AG, Munich
Euro Bank Account: 220 400 600
IBAN: DE48 700400410220400600
Swift: COBADEFF700
HypoVereinsbank AG, Munich
USD Bank Account: 802 828 659
IBAN: DE18 700202700802828659
Swift: HYVEDEMM

Board of Management:
Egon Behle, CEO
Dr. Rainer Martens
Dr. Stefan Weingartner
Reiner Winkler
Chairman of the Supervisory Board:
Klaus Eberhardt

Tel. (0 89) 14 89 38 04
Fax (0 89) 14 89 58 14
Ref.

dlw 3/26

FISCHER, Christiane

Von: newsroom@dgap.de
Gesendet: Freitag, 13. Februar 2009 17:18
An: FERINO, Petra; FISCHER, Christiane
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

-

Confirmation of Publication: Directors' Dealings notification

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Verwaltungs- oder Aufsichtsorgan

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Call Option
ISIN/WKN des Finanzinstruments:
Geschäftsart: Verkauf
Datum: 11.02.2009
Kurs/Preis: 0,9668
Währung: EUR
Stückzahl: 174500,00
Gesamtvolumen: 168712,00
Ort: außerbörslich

Zusatzangaben zu Derivaten

Bezeichnung des Basisinstrumentes: Aktie
Underlying (WKN/ISIN): DE000A0D9PT0
Preismultiplikator: 1 : 1
Basispreis: 27,9305
Währung: EUR
Fälligkeit des Derivates: 11.11.2009

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 13.02.2009

Finanznachrichten übermittelt durch die DGAP
ID 8979

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Company: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person performing managerial responsibilities, triggering the disclosure requirement for the legal person
Details of the person performing managerial responsibilities
Position: Member of an administrative or supervisory body

Information about the transaction with duty of notification

Description of the financial instrument: Call Option
ISIN/WKN of the financial instrument:
Type of transaction: Sale
Date: 11.02.2009
Price: 0.9668
Currency: EUR
No. of items: 174500.00
Total amount traded: 168712.00
Place: over the counter

Description of the derivative

Description of the underlying instrument: Share
Underlying (WKN/ISIN): DE000A0D9PT0
Price multiplier: 1 : 1
Strike price: 27.9305
Currency: EUR
Expiration date: 11.11.2009

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 13.02.2009

Financial News transmitted by DGAP
ID 8979

-

End of news

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

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Bloomberg	13.02.2009 17:15
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Dow Jones	13.02.2009 17:15
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	Kroatien	Poslovni dnevnik	13.02.2009 17:15
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Schweiz	finanzinfo.ch	13.02.2009 17:15
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Slowakei	Hospodarske noviny	13.02.2009 17:15
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Österreich	WirtschaftsBlatt	13.02.2009 17:15
Österreich	wirtschaftsblatt.at	13.02.2009 17:15
Österreich	APA	13.02.2009 17:15

MTU Aero Engines

75 YEARS

www.mtu.de | March 20, 2009 | Print

MTU Aero Engines shares in Clean Sky Joint Technology Initiative

Geared turbofan boosts aircraft engine economics

European Commission absorbs one half the costs
Munich, January 30, 2009 – The European Commission has launched one of Europe's largest technology programs undertaken in an attempt to reduce the ecological impact of aircraft. Under Clean Sky, 86 companies from 16 countries are collectively exploring novel technologies. Their work, funded with 1.6 billion euros, proceeds in six technology domains. Among the participating companies is MTU Aero Engines. Germany's leading engine manufacturer brings its own demonstrator to the table. The contracts have been inked.

Dr. Rainer Martens, member of MTU's board of management and chief operating officer, explained: "Clean Sky contributes importantly to the continued competitive viability of the European aerospace industry. The more money we have to work with, the faster we implement our ideas and bring them to market."

Under Clean Sky, MTU is modifying an existing geared turbofan, with optimization focusing primarily on the high-speed low-pressure turbine and the high-pressure compressor. The company is investing in excess of 20 million euros in the effort, an amount the European Union is matching. Additional almost 30 million euros in contributions will come from Italy's Avio, Sweden's Volvo Aero and further partners still to be selected in the course of the project. The demonstrator is scheduled to make its first run in 2012. The aim is to verify component technologies for the engines to power future Airbus and Boeing short- and medium-haul aircraft projected to be extremely thrifty and quiet.

With its approximately 2.6 billion euros in sales and a workforce of 7,100 people, MTU Aero Engines is Germany's leading engine manufacturer and an established global player in the industry. Having carved out leading positions in engine technologies, the company participates in a plurality of national and international technology programs and frequently sets the pace providing advanced technologies. It is the uncontested No. 1 in low-pressure turbines and high-pressure compressors, as well as manufacturing and repair techniques. This year MTU is celebrating its 75th anniversary: It's official legal predecessor is BMW Flugmotorenbau GmbH, which was set up in 1934.

Contacts for media representatives:

Eckhard Zanger
Tel.: + 49 89 1489 9113
Fax: + 49 89 1489 9140

Odilo Mühling
Tel.: + 49 89 1489 2698
Fax: + 49 89 1489 8757

Contact for investors and analysts:

Inka Koljonen
Tel.: + 49(0) 89 14 89-83 13
Fax: + 49 (0)89 14 89-9 50 62

www.mtu.de | March 20, 2009 | Print

75 years: MTU Aero Engines celebrates anniversary

An established player in the engine industry for decades

Munich, February 23, 2009 - MTU Aero Engines is a long-standing company rich in tradition and promise. Its predecessor companies equipped the first powered air-planes at the beginning of the 20th century. Today, the company is a firmly established player in the engine industry and works on the technologies of tomorrow. This year, Germany's leading engine manufacturer celebrates its 75th anniversary: In 1934, MTU's legal predecessor BMW Flugmotorenbau GmbH was founded. A family day for MTU's employees and other events will be held to mark the 75th anniversary of the company's founding.

Over the decades, MTU has taken active and at times pacesetting roles in the progress of aircraft engines, and it still does. Tomorrow's aircraft need to be fuel-thriftier, cleaner and quieter, and the engines to power them will play a key role in achieving these goals. With the novel technologies it develops MTU makes a significant contribution in this effort. Through its Claire (Clean Air Engine) technology program, MTU has identified a concept to significantly reduce noise and carbon dioxide emissions in three stages. Front and center of the concept is the geared turbofan engine being built jointly by Pratt & Whitney and MTU. This innovative development once again underscores the company's technological expertise.

For many years, MTU has been renowned for its high-tech products and services. Having carved out leading positions in engine technologies, MTU excels in low-pressure turbines, compressors, manufacturing and repair techniques. In the commercial area, MTU Maintenance—with its global network of shops—is the world's largest independent provider of engine maintenance services. In the military arena, MTU is Germany's industrial lead company for practically all engines flown by the country's armed forces.

Colorful past

In the 75 years since its founding, MTU Aero Engines has been through a string of takeovers and changes in corporate identity and ownership. Forming the nucleus of today's MTU Aero Engines is Rapp Motorenwerke, set up in 1913 by aviation pioneer Karl Rapp at Munich's Oberwiesenfeld. That company in 1917 becomes BMW AG and later, at the end of 1934, BMW Flugmotorenbau GmbH. In 1936, the company moves to Munich-Allach, where MTU Aero Engines is headquartered to this day.

The end of World War II also spells the end of German aircraft engine production for the time being. At the Allach factory, work is restricted to the repair of U.S. Army vehicles, which continues into the mid-fifties. In 1954, the general political situation allows German aircraft engine production to resume: BMW Studiengesellschaft für Triebwerkbau GmbH is set up in 1954 and becomes BMW Triebwerkbau GmbH in 1957. As a licensee, BMW Triebwerkbau GmbH in 1959 launches into engine production and begins manufacturing General Electric J79-11A engines powering the Lockheed F-104G Starfighter.

In 1960, MAN AG acquires 50 percent of the company and five years later the remaining 50 percent. BMW sells its entire stake and completely exits the aircraft engine business. The wholly owned MAN affiliate is then merged with MAN Turbomotoren GmbH and renamed MAN Turbo GmbH. The new company wins contracts to manufacture Tyne engines under license from Rolls-Royce. That engine powers the Breguet Atlantic maritime patrol and antisubmarine aircraft and the C-160 Transall airlifter.

Upon request of Germany's Ministry of Defense, which wants the German

aviation industry to consolidate, Entwicklungsgesellschaft für Turbomotoren GmbH is formed in Munich in 1968. This joint venture in which MAN Turbo and Daimler-Benz AG hold a 50 percent stake each, marks the beginning of the two companies' cooperation in the field of aircraft engines. Among the first activities is the development of the RB199-34R to power the European multi-role combat aircraft, the Panavia Tornado. To this very date, that engine remains MTU's most success-ful military program.

In 1969, Motoren- und Turbinen-Union München GmbH, or MTU München for short, is launched based on an agreement between Daimler-Benz and MAN AG stipulating the amalgamation of the two companies' aircraft engine and high-speed diesel engine activities. For the purpose, MTU München (aircraft engines) and MTU Friedrichshafen (diesel engines) are created.

In addition to the military engine activities, the development of commercial engines is gaining importance for the company in the 1970s. MTU enters the commercial engine field in 1971, concluding a cooperation agreement with General Electric (GE) that covers the manufacture of parts for the CF6-50 engine powering the Airbus A300 transport. The growing demand for the maintenance, repair and overhaul (MRO) of commercial engines in 1979 prompts the launch of MTU Maintenance Hannover in Langenhagen. The move catapults MTU into full-scale com-mercial MRO and creates a separate company segment alongside original equipment manufacturing (OEM) and military repair.

In 1985, MTU becomes a wholly-owned subsidiary of Daimler-Benz AG. Cooperation with Pratt & Whitney Canada begins that same year. In 1989, Deutsche Aerospace AG (DASA) is created in Munich, with the major entities of the industry all folded into it, including MTU.

In 1991, MTU starts to expand its network of maintenance facilities and establishes MTU Maintenance Berlin-Brandenburg in Ludwigsfelde and MTU Maintenance Malaysia near Kuala Lumpur, today's Airfoil Services Sdn. Bhd.. Also in 1991, MTU and Pratt & Whitney sign a strategic alliance agreement to allow them to better cope with the challenges of the global marketplace in the field of commercial engines. In 1992 MTU Maintenance Berlin-Brandenburg in Ludwigsfelde launches the Pratt & Whitney Canada Customer Service Center, a joint venture with Pratt & Whitney Canada.

In November 1998, MTU launches MTU Maintenance Canada in Vancouver. Shortly afterwards, it establishes MTU Maintenance do Brazil, which has since been sold, and in 1999, MTU Aero Engine Design in Rocky Hill near East Hartford, Connecticut, in the U.S. In 2000, MTU adds MTU Maintenance Zhuhai in China's special economic zone of Zhuhai to its network of maintenance shops. A year later, it launches MTU Aero Engine Components (East Hartford).

In 2000, EADS (European Aeronautic Defence and Space Company) is founded, and DASA is incorporated into it. MTU München becomes a wholly-owned DaimlerChrysler unit and is renamed MTU Aero Engines GmbH.

In 2003, MTU pools its activities on the U.S. market and merges MTU Aero Engine Design and MTU Aero Engine Components to form MTU Aero Engines North America (MTU AENA). Early that year, MTU wins the German Industry's 23rd Innovation Prize for the high-pressure compressor (HPC) it developed for the PW6000 engine to power the small Airbus A318. In 2004, Kohlberg, Kravis & Roberts (KKR), an American private equity company, acquires the company and success-fully takes MTU Aero Engines public in June 2005.

MTU Aero Engines today

Today, MTU Aero Engines is a high-tech company that operates affiliates around the globe. In fiscal 2007 the company posted revenues in the amount of 2.6 billion euros. Taken across all locations, the company has a workforce of around 7,500 employees.

As compared with other industries, the qualification level of MTU's workforce is above average: the percentage share of skilled labor and university graduates is even higher than in the aircraft industry, a sector known for excellent qualification levels. MTU offers flexible working hours, telecommuting jobs and personal development training. The company promotes young high-potentials and women and provides comprehensive initial and continued training focusing on technical and social skills. At its Munich location, MTU operates a health services and a child daycare center. Among MTU's original responsibilities is that of training

young people. In 2008, at 58 young men and women, MTU's Munich location enrolled more apprentices than ever before.

On time for the 75th anniversary, the company's museum reopened its doors in the spring of 2008: On an area of 850 square meters 30 exhibits are on display that reflect the history of powered aviation. The collection includes restored historic aero engines of which only a few copies have survived, today's aircraft engines and components and technologies that anticipate the future of aviation. It is considered one of the finest worldwide.

Your contacts:

Odilo Mühling
Tel.: ++ 49 89 14 89-26 98
Fax: ++ 49 89 14 89-87 57

Martina Vollmuth
Tel.: ++ 49 89 14 89-53 33
Fax: ++ 49 89 14 89-87 57
